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                          September 1, 2022

       Stephen E. Croskrey
       Chief Executive Officer
       Danimer Scientific, Inc.
       140 Industrial Boulevard
       Bainbridge, GA 39817

                                                        Re: Danimer Scientific,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2022
                                                            File No. 333-267074

       Dear Mr. Croskrey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert L. Lawrence,
Esq.